Exhibit 4.14

7/28/2014

Jean-Baptiste Rudelle

Re:	Employment Offer Letter

Dear Jean-Baptiste:

On behalf of Criteo Corp., (“Criteo” or the “Company”), I am pleased to offer you the position of Chief Executive Officer. The terms of your position with the Company, should you accept this offer, will be as set forth below:

Position and Salary. You will generally work out of the Company’s offices in Palo Alto, but will be expected to travel as required. As a Company employee, you will (i) carry out your duties, as directed by the Company, in a diligent, competent, faithful and professional manner; (ii) work with other employees of the Company in a competent and professional manner; and (iii) generally promote the interests of the Company. Your starting annual, base salary will be $270,000 (your “Salary”) less applicable taxes, deductions and withholding. Your Salary will be payable in accordance with the Company’s standard payroll practices and subject to annual review. The Company’s business is fast-growing and changes quickly. As such, the Company may change your title and duties from time to time to suit its business needs, or change your Salary as it deems appropriate. In addition, the Company may transfer you to another location within the United States.

Bonus. You will also be eligible for a standard discretionary annual management plan bonus of 100 % of your base salary (“Target Bonus”), pro-rated based on the period of time you are employed at Criteo during the relevant year, less applicable taxes, deductions and withholdings. Target incentives do not constitute a promise of payment. Your actual bonus payout will depend on the Company’s financial performance and management’s assessment of your group or individual performance. Your bonus is capped at a maximum of 125% of the Target Bonus. The Board of Directors will determine in its sole discretion at the appropriate times whether the Company has achieved its targeted financial performance. Your bonus will be paid on an annual basis upon calculation of your actual achievement, as determined by the Company in its sole discretion. At any time, the Company may change, at its sole discretion, the way this bonus is structured, calculated and paid. In that case, the Company will ensure that you remain eligible for your Target Bonus in the case you achieve 100% of the targets given to you. The Board of Directors will review your Target Bonus periodically, and in its sole discretion, consider any increases/adjustments (including as to structure) it deems appropriate at that time. In order to be eligible for any bonus, you must be an active employee at, and not have given or received notice of termination of your employment prior to, the time of the payment of such bonus. Please note that payment of a bonus in any year or years does not in any way guarantee payment of a bonus in any other year or years.

Medical and Other Benefits. A significant part of your total compensation at Criteo is derived from the benefits that Criteo provides. As a Company employee, you will be eligible to participate in the Company’s benefits, effective the first date of the month following your Employment Date. In order to be eligible to participate in the Company’s benefits, you will need to complete your online enrollment within 30 days from your Employment Date. Criteo may change or terminate such benefit plans or programs at any time in its sole discretion and subject to the eligibility requirements and rules of each such plan or program. You will be eligible to accrue up to twenty (20) days of paid time per full year of employment with the Company. You can accrue up to 1.5 times your applicable accrual rate (the “Accrual Cap”). Once you reach the Accrual Cap, you will cease accruing paid time off until you use days and take your available balance below the Accrual Cap.

Protective Covenants Agreement. By signing this letter agreement, and as a condition to your employment with the Company, you agree to sign the Company’s standard form of Protective Covenants Agreement.

No Conflicts. You represent and warrant to the Company that you are not bound by the terms of a non-competition or any other agreement with a former employer or other third party, or any other order, judgment or decree of any kind, which would preclude you from being employed by the Company or which would preclude you from effectively performing your duties for the Company. You further warrant that you have the right to make all disclosures that you have made or will make to the Company during the course of your employment by the Company. You agree that you shall not disclose to the Company, or otherwise use in connection with the services you render on behalf of the Company, any confidential or other proprietary information belonging to a former employer or other third party. You represent and warrant that you have returned to all prior employers any and all of their confidential or proprietary information or other property.

At-Will Employment. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment “at-will”, meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Although your job duties, title, compensation and benefits, as well as the Company’s human resources policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company.

Notice of Termination. Notwithstanding the forgoing, in the event you terminate your employment with the Company for any reason, you agree to provide 14 days prior written notice of such termination to the Company. The Company shall have the right at any time during such notice period to (i) reduce or change your offices, duties and responsibilities, (ii) relieve you of your offices, duties and responsibilities and place you on a paid leave-of-absence, and/or (iii) waive or reduce such notice period with no further obligations to you, including but not limited to, making any payments to you in lieu of notice.

Outside Activities During Employment.

(a)	During your employment with the Company, you will devote all of your business time, best efforts and business judgment, skill and knowledge to the advancement of the Company’s interests and to the discharge of your duties and responsibilities under this Agreement. You shall abide by all legal, professional, ethical and Company requirements, rules, regulations, policies and practices applicable to your work. The Company expects you to abide by all such restrictions or obligations and to avoid any act that could pose a conflict as a result of confidential, proprietary or trade secret information obtained by you prior to your employment by the Company. By agreeing to become employed by the Company, you represent that none of these restrictions or obligations is inconsistent with your serving as an employee of the Company.

(b)

During the term of your employment with the Company, you will not, without the Company’s written consent, (1) form or attempt to form a business in competition with the Company; (2) render or perform services of a business, professional or commercial nature other than to or for the Company, either alone or as an employee, consultant, director, officer or partner of another business entity, whether or not for compensation, and whether or not such activity, occupation or endeavor is similar to, competitive with or adverse to the business or welfare of the Company; or (3) invest in or become a shareholder of or consultant to another corporation or other entity, provided that your investment solely as a shareholder in another corporation shall not be prohibited hereby so long as such investment is not in excess of 1% of any class of shares that are traded on a national securities exchange.

Entire Agreement. This letter and the agreements referred to in this letter contain all of the terms of your employment with the Company and supersede any prior understandings or agreements, whether oral or written, between you and the Company. You acknowledge that you have not relied upon any representations (oral or otherwise) other than those explicitly stated in this letter and the agreements referred to in this letter.

Duties: without prejudice to the previous section, you will at all times comply with any codes, policies, procedures and rules of the Company. By signing this offer, you acknowledge that you have received a copy of Criteo’s Code of Business Conduct and Ethics, you will comply with all its provision and you will, within 3 weeks following your start date carry out the Ethic’s online training.

Amendment and Governing Law. This letter agreement may not be amended or modified except by an express written agreement signed by you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes will be governed by the laws of the State of California.

Eligibility to Work in the United States. This offer of employment is contingent upon the completion of reference checks satisfactory to the Company. Also, as required by law, your employment with the Company is contingent upon your providing legal proof of your identity and eligibility for employment to work in the United States.

Arbitration. By signing this letter agreement, and as a condition to your employment with the Company, you agree to sign the enclosed Arbitration Agreement.

Background Check. Please understand that this offer is contingent upon a background check (which shall be authorized by you). The Company will review the results of the background check and may, at its sole discretion, withdraw this offer of employment or terminate your employment upon such review.

Start Date. For purposes of this letter, your first day of work at Criteo is expected to be August 1, 2014 and will be considered your “Employment Date”).

We are all delighted to extend you this offer and look forward to working with you. To indicate your acceptance of the Company’s offer, please sign and date this letter and return before the offer expiration date of July 31, 2014.

Regards,

CRITEO CORP

/s/ Dipti Salopek
By:	Dipti Salopek, HR Director, North America

I have read and accept this employment offer:

Candidate Signature :	/s/ Jean-Baptiste Rudelle	Date :	August 4th, 2014
Jean-Baptiste Rudelle